UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – March 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

March, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF MARCH, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14	Mar-14 Vs. Mar-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,788,243	6,980,714	7,685,666	10.1	13.2
Interbank and overnight funds	744,380	1,029,240	323,446	(68.6)	(56.5)
Total Cash and cash equivalents	7,532,623	8,009,953	8,009,112	(0.0)	6.3
INVESTMENT SECURITIES
Debt securities	11,054,143	13,545,895	14,496,089	7.0	31.1
Trading	2,991,325	1,918,201	2,160,394	12.6	(27.8)
Available for Sale	5,247,833	8,545,792	9,264,022	8.4	76.5
Held to maturity	2,814,985	3,081,902	3,071,674	(0.3)	9.1
Equity securities	8,434,659	10,828,692	10,911,220	0.8	29.4
Trading	99,903	44,707	48,368	8.2	(51.6)
Available for Sale	8,334,756	10,783,986	10,862,852	0.7	30.3
Allowance	(2,958)	(3,083)	(3,076)	(0.2)	4.0
Total investment securities, net	19,485,845	24,371,505	25,404,233	4.2	30.4
LOANS AND FINANCIAL LEASES
Commercial loans	39,653,526	46,668,189	47,432,819	1.6	19.6
Consumer loans	19,069,116	20,876,247	21,053,452	0.8	10.4
Microcredit	290,766	345,790	347,551	0.5	19.5
Mortgage loans	1,175,332	2,046,965	2,126,800	3.9	81.0
Financial leases	5,692,740	6,148,408	6,175,792	0.4	8.5
Allowance for loans and financial leases losses	(2,409,375)	(2,688,135)	(2,711,177)	0.9	12.5
Total loans and financial leases, net	63,472,104	73,397,465	74,425,237	1.4	17.3
Interest accrued on loans and financial leases	759,173	724,673	713,942	(1.5)	(6.0)
Allowance on Interest accrued on loans and financial leases	(84,777)	(87,515)	(90,831)	3.8	7.1
Interest accrued on loans and financial leases, net	674,396	637,158	623,111	(2.2)	(7.6)
Bankers' acceptances, spot transactions and derivatives	176,910	431,023	485,883	12.7	174.6
Accounts receivable, net	1,216,105	1,003,326	1,461,039	45.6	20.1
Property, plant and equipment, net	834,077	868,977	878,126	1.1	5.3
Operating leases, net	353,634	398,462	404,462	1.5	14.4
Foreclosed assets, net	63,094	58,588	55,978	(4.5)	(11.3)
Prepaid expenses and deferred charges	499,115	451,265	375,568	(16.8)	(24.8)
Goodwill, net	507,404	574,161	571,846	(0.4)	12.7
Other assets, net	522,807	866,438	697,279	(19.5)	33.4
Reappraisal of assets	2,047,545	2,323,311	2,147,179	(7.6)	4.9
Total assets	97,385,659	113,391,632	115,539,053	1.9	18.6
LIABILITIES
DEPOSITS
Checking accounts	13,395,955	15,382,787	16,322,482	6.1	21.8
Time deposits	18,639,650	20,064,563	20,648,587	2.9	10.8
Savings deposits	31,736,750	40,478,805	39,521,970	(2.4)	24.5
Other	516,020	647,849	585,722	(9.6)	13.5
Total deposits	64,288,375	76,574,003	77,078,761	0.7	19.9
Bankers' acceptances, spot transactions and derivatives	185,624	598,360	477,146	(20.3)	157.0
Interbank borrowings and overnight funds	1,303,433	1,727,266	3,015,050	74.6	131.3
Borrowings from banks and other	4,114,346	5,402,696	5,682,597	5.2	38.1
Accrued interest payable	264,434	215,470	232,169	7.7	(12.2)
Other accounts payable	2,475,837	1,881,703	2,172,487	15.5	(12.3)
Bonds	6,888,452	6,871,532	6,376,903	(7.2)	(7.4)
Estimated Liabilities	831,271	740,213	811,013	9.6	(2.4)
Other liabilities	746,114	780,221	759,560	(2.6)	1.8
Total liabilities	81,097,886	94,791,465	96,605,685	1.9	19.1
Total shareholders' equity	16,287,773	18,600,167	18,933,369	1.8	16.2
Total liabilities and shareholders' equity	97,385,659	113,391,632	115,539,053	1.9	18.6

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF MARCH, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Mar-13	Mar-14	Mar-14 Vs. Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14
INTEREST INCOME
Interest on loans	1,712,565	1,725,052	0.7	568,273	581,474	2.3
Interest on investment securities	349,922	158,914	(54.6)	51,262	68,049	32.7
Interbank and overnight funds	33,861	28,421	(16.1)	8,591	9,472	10.3
Financial leases	155,800	149,003	(4.4)	49,171	50,355	2.4
Total Interest Income	2,252,149	2,061,389	(8.5)	677,297	709,351	4.7
INTEREST EXPENSE
Checking accounts	31,726	28,480	(10.2)	8,919	10,427	16.9
Time deposits	244,819	206,651	(15.6)	68,202	72,415	6.2
Saving deposits	283,123	293,030	3.5	90,124	102,503	13.7
Total interest expense on deposits	559,668	528,162	(5.6)	167,245	185,345	10.8
Borrowings from banks and others	40,953	31,773	(22.4)	10,052	11,010	9.5
Interbank and overnight funds (expenses)	15,929	13,750	(13.7)	5,359	4,401	(17.9)
Bonds	96,621	95,898	(0.7)	31,424	31,284	(0.4)
Total interest expense	713,170	669,582	(6.1)	214,080	232,040	8.4
Net Interest Income	1,538,979	1,391,807	(9.6)	463,217	477,310	3.0
Provisions for loan and financial lease losses, accrued interest and other, net	299,117	297,989	(0.4)	109,441	96,519	(11.8)
Recovery of charged-off assets	(28,723)	(44,109)	53.6	(13,263)	(19,434)	46.5
Provision for investment securities, foreclosed assets and other assets	4,508	8,407	86.5	3,564	2,647	(25.7)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,959)	(3,465)	76.9	(1,441)	(1,107)	(23.2)
Total provisions, net	272,943	258,821	(5.2)	98,301	78,624	(20.0)
Net interest income after provisions	1,266,036	1,132,986	(10.5)	364,916	398,686	9.3
FEES AND OTHER SERVICES INCOME
Commissions from banking services	230,912	261,094	13.1	82,299	93,448	13.5
Branch network services	7,157	7,897	10.3	3,001	2,609	(13.1)
Credit card merchant fees	39,531	50,430	27.6	15,570	17,754	14.0
Checking fees	15,816	16,671	5.4	5,500	5,757	4.7
Other	20,955	23,603	12.6	7,502	8,029	7.0
Total fees and other services income	314,372	359,696	14.4	113,872	127,596	12.1
Fees and other services expenses	88,405	90,967	2.9	27,634	31,453	13.8
Fees and other services income, net	225,967	268,729	18.9	86,239	96,143	11.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	86,728	88,248	1.8	50,560	(143,412)	(383.6)
Gains (losses) on derivative operations, net	(53,856)	(42,328)	(21.4)	(35,824)	158,765	543.2
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	281,333	411,943	46.4	40,857	371,085	808.3
Other	44,946	56,904	26.6	18,196	19,816	8.9
Total other operating income	359,151	514,766	43.3	73,789	406,253	450.6
Total operating income	1,851,154	1,916,481	3.5	524,943	901,083	71.7
OPERATING EXPENSES
Salaries and employee benefits	300,688	311,782	3.7	105,735	105,001	(0.7)
Bonus plan payments	9,945	9,452	(5.0)	3,260	2,962	(9.1)
Termination payments	1,450	1,401	(3.4)	615	11	(98.1)
Administrative and other expenses	483,830	515,509	6.5	164,958	186,431	13.0
Insurance on deposit, net	45,728	50,258	9.9	16,761	17,274	3.1
Charitable and other donation expenses	428	369	(13.8)	123	123	0.0
Depreciation	55,189	67,064	21.5	21,796	22,187	1.8
Goodwill amortization	5,967	6,945	16.4	2,315	2,315	0.0
Total operating expenses	903,225	962,780	6.6	315,563	336,304	6.6
Net operating income	947,929	953,701	0.6	209,380	564,778	169.7
NON-OPERATING INCOME (EXPENSE)
Other income	62,869	51,266	(18.5)	8,972	21,356	138.0
Other expenses	19,302	19,304	0.0	6,357	6,303	(0.9)
Non-operating income (expense), net	43,567	31,962	(26.6)	2,615	15,053	475.5
Income before income tax expense	991,496	985,663	(0.6)	211,996	579,831	173.5
Income tax expense	268,381	230,730	(14.0)	60,637	100,214	65.3
Net income	723,115	754,933	4.4	151,359	479,617	216.9

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14	Mar-14 Vs. Mar-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,076,347	3,575,356	4,470,481	25.0	45.3
Interbank and overnight funds	121,704	502,032	94,857	(81.1)	(22.1)
Total Cash and cash equivalents	3,198,051	4,077,388	4,565,338	12.0	42.8
INVESTMENT SECURITIES
Debt securities	5,304,950	5,371,610	6,105,335	13.7	15.1
Trading	974,466	538,208	694,869	29.1	(28.7)
Available for Sale	2,826,524	3,326,189	3,907,784	17.5	38.3
Held to maturity	1,503,960	1,507,214	1,502,681	(0.3)	(0.1)
Equity securities	6,604,684	8,796,069	8,779,373	(0.2)	32.9
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,604,684	8,796,069	8,779,373	(0.2)	32.9
Allowance	(726)	(793)	(763)	(3.8)	5.1
Total investment securities, net	11,908,908	14,166,886	14,883,944	5.1	25.0
LOANS AND FINANCIAL LEASES
Commercial loans	23,376,312	27,656,555	28,245,904	2.1	20.8
Consumer loans	6,246,937	6,925,494	7,007,574	1.2	12.2
Microcredit	259,773	321,451	323,998	0.8	24.7
Mortgage loans	268,122	862,905	905,411	4.9	237.7
Financial leases	1,337,628	1,551,630	1,582,364	2.0	18.3
Allowance for loans and financial leases losses	(1,057,553)	(1,224,105)	(1,248,535)	2.0	18.1
Total loans and financial leases, net	30,431,218	36,093,931	36,816,716	2.0	21.0
Interest accrued on loans and financial leases	381,108	370,518	363,745	(1.8)	(4.6)
Allowance on Interest accrued on loans and financial leases	(45,251)	(47,901)	(51,496)	7.5	13.8
Interest accrued on loans and financial leases, net	335,856	322,617	312,250	(3.2)	(7.0)
Bankers' acceptances, spot transactions and derivatives	137,099	351,773	388,503	10.4	183.4
Accounts receivable, net	662,026	692,616	928,201	34.0	40.2
Property, plant and equipment, net	318,457	356,421	353,463	(0.8)	11.0
Operating leases, net	878	4,901	4,819	(1.7)	449.0
Foreclosed assets, net	21,884	19,356	19,174	(0.9)	(12.4)
Prepaid expenses and deferred charges	225,682	235,768	159,607	(32.3)	(29.3)
Goodwill, net	483,505	551,702	549,520	(0.4)	13.7
Other assets, net	180,689	478,213	439,925	(8.0)	143.5
Reappraisal of assets	1,090,676	1,175,066	1,005,792	(14.4)	(7.8)
Total assets	48,994,928	58,526,639	60,427,249	3.2	23.3
LIABILITIES
DEPOSITS
Checking accounts	7,445,207	8,551,523	9,393,502	9.8	26.2
Time deposits	10,490,767	11,709,658	11,989,188	2.4	14.3
Savings deposits	14,355,648	17,874,200	17,594,503	(1.6)	22.6
Other	257,997	344,371	261,726	(24.0)	1.4
Total deposits	32,549,619	38,479,752	39,238,919	2.0	20.6
Bankers' acceptances, spot transactions and derivatives	140,255	510,149	387,155	(24.1)	176.0
Interbank borrowings and overnight funds	390,903	851,877	1,695,106	99.0	333.6
Borrowings from banks and other	1,981,547	2,969,658	3,183,329	7.2	60.6
Accrued interest payable	128,007	103,087	121,868	18.2	(4.8)
Other accounts payable	1,246,709	828,699	1,057,531	27.6	(15.2)
Bonds	2,438,578	2,677,781	2,593,937	(3.1)	6.4
Estimated Liabilities	416,954	467,601	487,931	4.3	17.0
Other liabilities	222,548	231,649	209,554	(9.5)	(5.8)
Total liabilities	39,515,121	47,120,253	48,975,330	3.9	23.9
Total shareholders' equity	9,479,807	11,406,386	11,451,919	0.4	20.8
Total liabilities and shareholders' equity	48,994,928	58,526,639	60,427,249	3.2	23.3

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Mar-13	Mar-14	Mar-14 Vs. Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14
INTEREST INCOME
Interest on loans	790,465	807,233	2.1	266,448	271,865	2.0
Interest on investment securities	202,888	59,179	(70.8)	18,367	26,969	46.8
Interbank and overnight funds	17,687	15,974	(9.7)	4,321	5,321	23.1
Financial leases	34,748	34,961	0.6	11,673	11,852	1.5
Total Interest Income	1,045,788	917,347	(12.3)	300,809	316,007	5.1
INTEREST EXPENSE				-	-
Checking accounts	25,346	24,008	(5.3)	7,555	8,776	16.2
Time deposits	130,666	113,329	(13.3)	37,252	38,923	4.5
Saving deposits	142,714	130,591	(8.5)	38,793	46,098	18.8
Total interest expense on deposits	298,726	267,927	(10.3)	83,600	93,797	12.2
Borrowings from banks and others	17,991	15,131	(15.9)	4,560	5,359	17.5
Interbank and overnight funds (expenses)	3,239	4,458	37.6	2,794	1,052	(62.4)
Bonds	27,806	36,764	32.2	12,483	12,017	(3.7)
Total interest expense	347,763	324,281	(6.8)	103,437	112,224	8.5
Net Interest Income	698,024	593,066	(15.0)	197,372	203,783	3.2
Provisions for loan and financial lease losses, accrued interest and other, net	127,371	150,312	18.0	60,236	45,892	(23.8)
Recovery of charged-off assets	(11,966)	(14,795)	23.6	(4,707)	(4,540)	(3.5)
Provision for investment securities, foreclosed assets and other assets	1,185	2,121	79.0	1,000	564	(43.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(613)	(367)	(40.1)	(93)	(27)	(71.1)
Total provisions, net	115,976	137,271	18.4	56,437	41,890	(25.8)
Net interest income after provisions	582,049	455,795	(21.7)	140,935	161,893	14.9
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	133,122	150,787	13.3	46,704	55,668	19.2
Branch network services	7,127	7,867	10.4	2,991	2,599	(13.1)
Credit card merchant fees	14,861	19,507	31.3	6,021	7,093	17.8
Checking fees	8,329	8,748	5.0	2,915	3,079	5.6
Other	1,499	841	(43.9)	288	273	(5.1)
Total fees and other services income	164,937	187,750	13.8	58,919	68,711	16.6
Fees and other services expenses	37,996	32,140	(15.4)	9,946	10,838	9.0
Fees and other services income, net	126,941	155,610	22.6	48,973	57,873	18.2
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	74,898	82,109	9.6	47,496	(138,073)	(390.7)
Gains (losses) on derivative operations, net	(47,516)	(45,770)	(3.7)	(36,319)	150,993	515.7
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	178,095	318,902	79.1	27,690	291,213	951.7
Other	664	905	36.3	299	290	(2.9)
Total other operating income	206,141	356,146	72.8	39,166	304,423	677.3
Total operating income	915,131	967,552	5.7	229,074	524,189	128.8
OPERATING EXPENSES				-	-
Salaries and employee benefits	128,052	137,777	7.6	47,141	45,658	(3.1)
Bonus plan payments	3,034	3,334	9.9	1,173	1,066	(9.2)
Termination payments	150	154	2.4	89	23	(74.2)
Administrative and other expenses	226,867	257,430	13.5	83,365	95,206	14.2
Insurance on deposit, net	22,692	22,280	(1.8)	7,462	7,489	0.4
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	12,557	14,508	15.5	4,819	4,909	1.9
Goodwill amortization	5,595	6,547	17.0	2,182	2,182	(0.0)
Total operating expenses	399,020	442,031	10.8	146,232	156,533	7.0
Net operating income	516,111	525,521	1.8	82,842	367,656	343.8
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	12,505	22,023	76.1	5,323	8,935	67.9
Other expenses	11,016	6,873	(37.6)	1,568	2,211	41.1
Non-operating income (expense), net	1,489	15,150	917.5	3,756	6,724	79.0
Income before income tax expense	517,600	540,671	4.5	86,597	374,380	332.3
Income tax expense	132,644	108,084	(18.5)	21,453	57,051	165.9
Net income	384,955	432,587	12.4	65,145	317,329	387.1

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14	Mar-14 Vs. Mar-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,544,435	1,288,349	1,632,788	26.7	5.7
Interbank and overnight funds	404,326	346,249	154,644	(55.3)	(61.8)
Total Cash and cash equivalents	1,948,761	1,634,598	1,787,432	9.3	(8.3)
INVESTMENT SECURITIES
Debt securities	2,186,752	2,913,030	2,890,865	(0.8)	32.2
Trading	986,467	613,313	552,855	(9.9)	(44.0)
Available for Sale	724,810	1,681,722	1,722,497	2.4	137.6
Held to maturity	475,475	617,995	615,513	(0.4)	29.5
Equity securities	1,264,551	1,489,911	1,555,237	4.4	23.0
Trading	5,054	-	-	N.A.	(100.0)
Available for Sale	1,259,497	1,489,911	1,555,237	4.4	23.5
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,451,303	4,402,940	4,446,102	1.0	28.8
LOANS AND FINANCIAL LEASES
Commercial loans	9,356,479	10,995,916	11,069,890	0.7	18.3
Consumer loans	3,647,022	4,393,609	4,477,328	1.9	22.8
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	1,763	41,901	51,394	22.7	N.A.
Financial leases	4,034,118	4,343,086	4,343,589	0.0	7.7
Allowance for loans and financial leases losses	(640,316)	(720,070)	(731,541)	1.6	14.2
Total loans and financial leases, net	16,399,067	19,054,441	19,210,659	0.8	17.1
Interest accrued on loans and financial leases	176,388	161,734	160,644	(0.7)	(8.9)
Allowance on Interest accrued on loans and financial leases	(21,319)	(20,337)	(20,243)	(0.5)	(5.0)
Interest accrued on loans and financial leases, net	155,069	141,397	140,401	(0.7)	(9.5)
Bankers' acceptances, spot transactions and derivatives	38,079	76,744	95,121	23.9	149.8
Accounts receivable, net	459,316	223,663	422,855	89.1	(7.9)
Property, plant and equipment, net	247,104	252,732	265,787	5.2	7.6
Operating leases, net	352,319	393,188	399,277	1.5	13.3
Foreclosed assets, net	25,615	22,493	19,974	(11.2)	(22.0)
Prepaid expenses and deferred charges	132,010	122,140	122,544	0.3	(7.2)
Goodwill, net	23,900	22,459	22,326	(0.6)	(6.6)
Other assets, net	314,638	313,624	168,733	(46.2)	(46.4)
Reappraisal of assets	375,141	477,651	467,683	(2.1)	24.7
Total assets	23,922,321	27,138,070	27,568,895	1.6	15.2
LIABILITIES
DEPOSITS
Checking accounts	3,724,927	4,483,711	4,482,818	(0.0)	20.3
Time deposits	3,886,477	4,505,536	4,708,862	4.5	21.2
Savings deposits	6,931,524	8,525,886	8,582,264	0.7	23.8
Other	155,289	180,558	184,537	2.2	18.8
Total deposits	14,698,216	17,695,691	17,958,481	1.5	22.2
Bankers' acceptances, spot transactions and derivatives	43,679	85,240	87,435	2.6	100.2
Interbank borrowings and overnight funds	388,726	314,145	651,389	107.4	67.6
Borrowings from banks and other	1,868,161	2,151,111	2,195,948	2.1	17.5
Accrued interest payable	83,463	71,056	66,868	(5.9)	(19.9)
Other accounts payable	559,270	499,471	509,753	2.1	(8.9)
Bonds	2,512,087	2,473,313	2,062,527	(16.6)	(17.9)
Estimated Liabilities	159,618	58,253	80,605	38.4	(49.5)
Other liabilities	120,551	135,490	131,808	(2.7)	9.3
Total liabilities	20,433,771	23,483,770	23,744,814	1.1	16.2
Total shareholders' equity	3,488,550	3,654,299	3,824,081	4.6	9.6
Total liabilities and shareholders' equity	23,922,321	27,138,070	27,568,895	1.6	15.2

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Mar-13	Mar-14	Mar-14 Vs. Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14
INTEREST INCOME
Interest on loans	366,752	374,198	2.0	121,268	126,972	4.7
Interest on investment securities	46,349	37,833	(18.4)	11,664	18,015	54.5
Interbank and overnight funds	10,429	9,265	(11.2)	3,257	3,013	(7.5)
Financial leases	111,727	107,458	(3.8)	35,491	36,232	2.1
Total Interest Income	535,257	528,753	(1.2)	171,680	184,232	7.3
INTEREST EXPENSE				-	-
Checking accounts	2,700	2,888	7.0	917	1,085	18.3
Time deposits	54,881	51,077	(6.9)	16,721	18,628	11.4
Saving deposits	59,623	64,377	8.0	20,023	22,344	11.6
Total interest expense on deposits	117,204	118,342	1.0	37,660	42,057	11.7
Borrowings from banks and others	16,574	14,602	(11.9)	4,821	4,965	3.0
Interbank and overnight funds (expenses)	6,071	2,486	(59.1)	316	946	199.6
Bonds	40,256	34,905	(13.3)	11,470	11,057	(3.6)
Total interest expense	180,104	170,336	(5.4)	54,268	59,025	8.8
Net Interest Income	355,153	358,417	0.9	117,412	125,207	6.6
Provisions for loan and financial lease losses, accrued interest and other, net	90,962	97,604	7.3	32,797	33,871	3.3
Recovery of charged-off assets	(9,189)	(19,238)	109.4	(4,769)	(11,285)	136.6
Provision for investment securities, foreclosed assets and other assets	2,366	4,330	83.0	1,751	1,688	(3.6)
Recovery of provisions for investments securities, foreclosed assets and other assets	(838)	(2,628)	213.5	(1,172)	(878)	(25.1)
Total provisions, net	83,301	80,067	(3.9)	28,607	23,396	(18.2)
Net interest income after provisions	271,852	278,350	2.4	88,805	101,811	14.6
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	40,934	47,720	16.6	15,668	16,473	5.1
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	19,607	25,080	27.9	7,777	8,677	11.6
Checking fees	4,933	5,284	7.1	1,685	1,776	5.4
Other	7,131	8,246	15.6	2,589	2,881	11.3
Total fees and other services income	72,606	86,330	18.9	27,718	29,806	7.5
Fees and other services expenses	25,952	32,640	25.8	9,439	11,703	24.0
Fees and other services income, net	46,653	53,690	15.1	18,279	18,104	(1.0)
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	10,348	5,587	(46.0)	2,481	(4,019)	(262.0)
Gains (losses) on derivative operations, net	(5,971)	3,727	162.4	660	7,330	N.A.
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	81,376	72,900	(10.4)	13,167	59,732	353.6
Other	43,956	55,576	26.4	17,772	19,397	9.1
Total other operating income	129,709	137,790	6.2	34,080	82,441	141.9
Total operating income	448,214	469,830	4.8	141,165	202,356	43.3
OPERATING EXPENSES				-	-
Salaries and employee benefits	79,645	78,594	(1.3)	26,572	26,799	0.9
Bonus plan payments	5,139	4,988	(2.9)	1,801	1,331	(26.1)
Termination payments	1,038	502	(51.6)	333	(164)	(149.2)
Administrative and other expenses	103,579	117,245	13.2	35,524	43,999	23.9
Insurance on deposit, net	10,817	13,069	20.8	4,385	4,450	1.5
Charitable and other donation expenses	14	11	(22.0)	4	4	0.6
Depreciation	32,496	42,743	31.5	13,677	14,052	2.7
Goodwill amortization	372	398	6.9	133	133	0.0
Total operating expenses	233,100	257,549	10.5	82,428	90,604	9.9
Net operating income	215,114	212,281	(1.3)	58,737	111,752	90.3
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	7,181	7,996	11.3	884	1,987	124.7
Other expenses	3,077	3,453	12.2	962	1,351	40.4
Non-operating income (expense), net	4,104	4,542	10.7	(78)	636	917.5
Income before income tax expense	219,218	216,823	(1.1)	58,659	112,388	91.6
Income tax expense	49,119	50,418	2.6	16,061	18,339	14.2
Net income	170,099	166,406	(2.2)	42,598	94,049	120.8

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14	Mar-14 Vs. Mar-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,540,296	1,601,354	1,099,211	(31.4)	(28.6)
Interbank and overnight funds	165,526	111,301	11,275	(89.9)	(93.2)
Total Cash and cash equivalents	1,705,822	1,712,655	1,110,486	(35.2)	(34.9)
INVESTMENT SECURITIES
Debt securities	1,566,085	2,787,068	2,881,254	3.4	84.0
Trading	278,110	215,890	246,227	14.1	(11.5)
Available for Sale	762,472	1,968,879	2,034,239	3.3	166.8
Held to maturity	525,503	602,300	600,788	(0.3)	14.3
Equity securities	492,957	529,477	554,276	4.7	12.4
Trading	34,149	43,239	43,380	0.3	27.0
Available for Sale	458,807	486,238	510,896	5.1	11.4
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,059,041	3,316,545	3,435,530	3.6	66.9
LOANS AND FINANCIAL LEASES
Commercial loans	4,678,952	5,458,202	5,532,921	1.4	18.3
Consumer loans	6,332,384	6,540,236	6,557,613	0.3	3.6
Microcredit	14,562	13,910	13,447	(3.3)	(7.7)
Mortgage loans	87,008	106,010	112,189	5.8	28.9
Financial leases	320,994	253,693	249,840	(1.5)	(22.2)
Allowance for loans and financial leases losses	(431,796)	(448,025)	(438,598)	(2.1)	1.6
Total loans and financial leases, net	11,002,105	11,924,025	12,027,411	0.9	9.3
Interest accrued on loans and financial leases	127,024	122,291	119,239	(2.5)	(6.1)
Allowance on Interest accrued on loans and financial leases	(9,253)	(9,337)	(9,024)	(3.4)	(2.5)
Interest accrued on loans and financial leases, net	117,771	112,953	110,214	(2.4)	(6.4)
Bankers' acceptances, spot transactions and derivatives	1,658	844	990	17.3	(40.3)
Accounts receivable, net	51,969	46,699	65,805	40.9	26.6
Property, plant and equipment, net	158,360	160,065	160,283	0.1	1.2
Operating leases, net	438	373	366	(1.7)	(16.3)
Foreclosed assets, net	10,330	11,950	11,759	(1.6)	13.8
Prepaid expenses and deferred charges	92,767	54,412	55,735	2.4	(39.9)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	15,305	49,290	58,867	19.4	284.6
Reappraisal of assets	361,004	447,618	449,981	0.5	24.6
Total assets	15,576,569	17,837,429	17,487,428	(2.0)	12.3
LIABILITIES
DEPOSITS
Checking accounts	1,583,616	1,556,346	1,580,061	1.5	(0.2)
Time deposits	1,919,531	1,355,833	1,298,338	(4.2)	(32.4)
Savings deposits	6,627,037	9,658,449	9,157,978	(5.2)	38.2
Other	65,155	82,258	100,460	22.1	54.2
Total deposits	10,195,339	12,652,886	12,136,837	(4.1)	19.0
Bankers' acceptances, spot transactions and derivatives	1,689	903	1,222	35.3	(27.7)
Interbank borrowings and overnight funds	3,664	1,637	-	(100.0)	(100.0)
Borrowings from banks and other	181,318	164,638	172,214	4.6	(5.0)
Accrued interest payable	27,879	20,378	21,042	3.3	(24.5)
Other accounts payable	490,248	368,921	427,280	15.8	(12.8)
Bonds	1,937,787	1,720,438	1,720,438	-	(11.2)
Estimated Liabilities	189,946	166,329	180,042	8.2	(5.2)
Other liabilities	356,165	359,890	375,316	4.3	5.4
Total liabilities	13,384,036	15,456,020	15,034,391	(2.7)	12.3
Total shareholders' equity	2,192,533	2,381,409	2,453,036	3.0	11.9
Total liabilities and shareholders' equity	15,576,569	17,837,429	17,487,428	(2.0)	12.3

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Mar-13	Mar-14	Mar-14 Vs. Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14
INTEREST INCOME
Interest on loans	360,786	347,305	(3.7)	115,208	116,341	1.0
Interest on investment securities	32,011	37,032	15.7	11,674	15,015	28.6
Interbank and overnight funds	3,539	2,580	(27.1)	846	927	9.6
Financial leases	9,325	6,584	(29.4)	2,007	2,271	13.1
Total Interest Income	405,661	393,502	(3.0)	129,735	134,554	3.7
INTEREST EXPENSE				-	-
Checking accounts	3,159	1,311	(58.5)	363	464	27.7
Time deposits	27,646	15,980	(42.2)	5,456	5,634	3.3
Saving deposits	57,826	76,258	31.9	24,268	26,708	10.1
Total interest expense on deposits	88,630	93,550	5.6	30,086	32,805	9.0
Borrowings from banks and others	5,233	1,222	(76.6)	401	411	2.5
Interbank and overnight funds (expenses)	1,113	967	(13.0)	329	370	12.5
Bonds	28,559	24,228	(15.2)	7,470	8,210	9.9
Total interest expense	123,534	119,968	(2.9)	38,286	41,796	9.2
Net Interest Income	282,126	273,534	(3.0)	91,449	92,758	1.4
Provisions for loan and financial lease losses, accrued interest and other, net	21,243	18,559	(12.6)	4,231	7,601	79.6
Recovery of charged-off assets	(2,960)	(4,459)	50.7	(1,884)	(1,535)	(18.5)
Provision for investment securities, foreclosed assets and other assets	510	1,128	121.3	661	223	(66.2)
Recovery of provisions for investments securities, foreclosed assets and other assets	(300)	(276)	(8.1)	(27)	(182)	563.0
Total provisions, net	18,493	14,952	(19.1)	2,981	6,108	104.9
Net interest income after provisions	263,634	258,582	(1.9)	88,468	86,650	(2.1)
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	19,550	22,694	16.1	7,201	7,705	7.0
Branch network services	30	30	-	10	10	-
Credit card merchant fees	1,526	1,641	7.5	477	551	15.5
Checking fees	801	733	(8.5)	257	248	(3.5)
Other	2,025	1,844	(8.9)	621	672	8.2
Total fees and other services income	23,931	26,942	12.6	8,565	9,185	7.2
Fees and other services expenses	9,077	8,619	(5.0)	2,576	2,867	11.3
Fees and other services income, net	14,854	18,323	23.3	5,989	6,317	5.5
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	978	193	(80.3)	424	(1,077)	(353.8)
Gains (losses) on derivative operations, net	(82)	(108)	30.6	(87)	82	194.4
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	21,863	20,140	(7.9)	-	20,140	N.A.
Other	326	376	15.5	125	126	1.1
Total other operating income	23,084	20,602	(10.8)	462	19,272	N.A.
Total operating income	301,572	297,507	(1.3)	94,919	112,239	18.2
OPERATING EXPENSES				-	-
Salaries and employee benefits	55,044	57,003	3.6	19,149	19,565	2.2
Bonus plan payments	1,461	816	(44.1)	123	509	314.6
Termination payments	120	258	114.7	193	65	(66.2)
Administrative and other expenses	84,541	76,334	(9.7)	25,330	25,031	(1.2)
Insurance on deposit, net	7,161	9,177	28.2	2,983	3,409	14.3
Charitable and other donation expenses	343	358	4.5	119	119	(0.0)
Depreciation	5,326	5,560	4.4	1,866	1,855	(0.6)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	153,996	149,506	(2.9)	49,763	50,554	1.6
Net operating income	147,576	148,001	0.3	45,156	61,686	36.6
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	42,003	15,511	(63.1)	2,221	5,918	166.5
Other expenses	3,048	6,208	103.7	2,530	1,909	(24.5)
Non-operating income (expense), net	38,955	9,303	(76.1)	(309)	4,010	N.A.
Income before income tax expense	186,531	157,304	(15.7)	44,847	65,695	46.5
Income tax expense	60,997	48,310	(20.8)	15,981	15,602	(2.4)
Net income	125,534	108,994	(13.2)	28,866	50,093	73.5

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14	Mar-14 Vs. Mar-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	627,165	515,654	483,185	(6.3)	(23.0)
Interbank and overnight funds	52,824	69,658	62,671	(10.0)	18.6
Total Cash and cash equivalents	679,989	585,312	545,855	(6.7)	(19.7)
INVESTMENT SECURITIES
Debt securities	1,996,357	2,474,187	2,618,635	5.8	31.2
Trading	752,283	550,791	666,442	21.0	(11.4)
Available for Sale	934,026	1,569,003	1,599,502	1.9	71.2
Held to maturity	310,048	354,394	352,691	(0.5)	13.8
Equity securities	72,468	13,236	22,334	68.7	(69.2)
Trading	60,700	1,467	4,988	239.9	(91.8)
Available for Sale	11,768	11,768	17,347	47.4	47.4
Allowance	(2,232)	(2,289)	(2,313)	1.0	3.6
Total investment securities, net	2,066,592	2,485,133	2,638,657	6.2	27.7
LOANS AND FINANCIAL LEASES
Commercial loans	2,241,782	2,557,516	2,584,105	1.0	15.3
Consumer loans	2,842,773	3,016,907	3,010,938	(0.2)	5.9
Microcredit	16,431	10,429	10,106	(3.1)	(38.5)
Mortgage loans	818,438	1,036,150	1,057,806	2.1	29.2
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(279,709)	(295,934)	(292,503)	(1.2)	4.6
Total loans and financial leases, net	5,639,714	6,325,068	6,370,452	0.7	13.0
Interest accrued on loans and financial leases	74,654	70,131	70,315	0.3	(5.8)
Allowance on Interest accrued on loans and financial leases	(8,954)	(9,939)	(10,069)	1.3	12.5
Interest accrued on loans and financial leases, net	65,700	60,192	60,246	0.1	(8.3)
Bankers' acceptances, spot transactions and derivatives	74	1,661	1,269	(23.6)	N.A.
Accounts receivable, net	42,795	40,348	44,179	9.5	3.2
Property, plant and equipment, net	110,157	99,760	98,592	(1.2)	(10.5)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,264	4,789	5,072	5.9	(3.7)
Prepaid expenses and deferred charges	48,656	38,944	37,682	(3.2)	(22.6)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	12,175	25,312	29,754	17.6	144.4
Reappraisal of assets	220,725	222,977	223,724	0.3	1.4
Total assets	8,891,841	9,889,494	10,055,482	1.7	13.1
LIABILITIES
DEPOSITS
Checking accounts	642,205	791,207	866,102	9.5	34.9
Time deposits	2,342,876	2,493,536	2,652,198	6.4	13.2
Savings deposits	3,822,541	4,420,269	4,187,225	(5.3)	9.5
Other	37,579	40,662	38,999	(4.1)	3.8
Total deposits	6,845,202	7,745,674	7,744,524	(0.0)	13.1
Bankers' acceptances, spot transactions and derivatives	-	2,068	1,334	(35.5)	N.A.
Interbank borrowings and overnight funds	520,139	559,606	668,555	19.5	28.5
Borrowings from banks and other	83,321	117,289	131,106	11.8	57.4
Accrued interest payable	25,085	20,950	22,391	6.9	(10.7)
Other accounts payable	179,609	184,611	177,922	(3.6)	(0.9)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	64,753	48,030	62,435	30.0	(3.6)
Other liabilities	46,850	53,192	42,882	(19.4)	(8.5)
Total liabilities	7,764,959	8,731,421	8,851,149	1.4	14.0
Total shareholders' equity	1,126,883	1,158,074	1,204,332	4.0	6.9
Total liabilities and shareholders' equity	8,891,841	9,889,494	10,055,482	1.7	13.1

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Mar-13	Mar-14	Mar-14 Vs. Mar-13	Feb-14	Mar-14	Mar-14 Vs. Feb-14
INTEREST INCOME
Interest on loans	194,562	196,316	0.9	65,348	66,296	1.5
Interest on investment securities	68,675	24,870	(63.8)	9,557	8,049	(15.8)
Interbank and overnight funds	2,207	602	(72.7)	167	211	26.5
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	265,444	221,787	(16.4)	75,072	74,557	(0.7)
INTEREST EXPENSE				-	-
Checking accounts	521	273	(47.6)	84	103	21.6
Time deposits	31,627	26,265	(17.0)	8,774	9,230	5.2
Saving deposits	22,960	21,804	(5.0)	7,040	7,353	4.4
Total interest expense on deposits	55,107	48,342	(12.3)	15,898	16,686	5.0
Borrowings from banks and others	1,155	817	(29.3)	270	275	2.0
Interbank and overnight funds (expenses)	5,506	5,838	6.0	1,921	2,033	5.8
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	61,769	54,997	(11.0)	18,089	18,995	5.0
Net Interest Income	203,675	166,790	(18.1)	56,983	55,563	(2.5)
Provisions for loan and financial lease losses, accrued interest and other, net	59,542	31,514	(47.1)	12,176	9,156	(24.8)
Recovery of charged-off assets	(4,608)	(5,616)	21.9	(1,903)	(2,075)	9.0
Provision for investment securities, foreclosed assets and other assets	447	828	85.2	152	171	12.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(207)	(194)	(6.5)	(149)	(21)	(86.1)
Total provisions, net	55,173	26,531	(51.9)	10,276	7,231	(29.6)
Net interest income after provisions	148,502	140,258	(5.6)	46,708	48,332	3.5
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	37,306	39,894	6.9	12,726	13,602	6.9
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	3,537	4,202	18.8	1,296	1,434	10.6
Checking fees	1,754	1,906	8.7	643	655	1.7
Other	10,301	12,671	23.0	4,005	4,203	4.9
Total fees and other services income	52,897	58,673	10.9	18,670	19,894	6.6
Fees and other services expenses	15,380	17,568	14.2	5,672	6,045	6.6
Fees and other services income, net	37,518	41,106	9.6	12,998	13,849	6.5
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	504	359	(28.7)	158	(244)	(254.1)
Gains (losses) on derivative operations, net	(286)	(178)	(38.0)	(79)	359	554.7
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	-	-	N.A.	-	-	N.A.
Other	1	47	N.A.	1	2	187.5
Total other operating income	218	228	4.4	80	118	46.9
Total operating income	186,238	181,592	(2.5)	59,786	62,298	4.2
OPERATING EXPENSES				-	-
Salaries and employee benefits	37,947	38,409	1.2	12,873	12,980	0.8
Bonus plan payments	311	313	0.6	163	56	(65.7)
Termination payments	141	487	244.9	-	87	N.A.
Administrative and other expenses	68,843	64,500	(6.3)	20,739	22,194	7.0
Insurance on deposit, net	5,058	5,732	13.3	1,931	1,926	(0.2)
Charitable and other donation expenses	-	-	N.A.	-	-	N.A.
Depreciation	4,810	4,253	(11.6)	1,435	1,371	(4.4)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	117,110	113,693	(2.9)	37,139	38,614	4.0
Net operating income	69,128	67,899	(1.8)	22,646	23,684	4.6
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	1,180	5,736	386.2	544	4,515	730.2
Other expenses	2,161	2,770	28.2	1,297	831	(35.9)
Non-operating income (expense), net	(981)	2,966	402.3	(754)	3,683	588.8
Income before income tax expense	68,147	70,864	4.0	21,893	27,368	25.0
Income tax expense	25,620	23,918	(6.6)	7,143	9,222	29.1
Net income	42,527	46,946	10.4	14,750	18,146	23.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel